UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                             Amendment No. 1
                Under the Securities Exchange Act of 1934


                     GLOBAL WATER TECHNOLOGIES, INC.
                   ----------------------------------
                            (Name of Issuer)

                              Common Stock
                       --------------------------
                     (Title of Class of Securities)

                               378939 30 0
                       --------------------------
                             (CUSIP Number)

                        D. Elizabeth Wills, Esq.
                     Rothgerber Johnson & Lyons LLP
                            1200 17th Street
                               Suite 3000
                            Denver, CO 80202
                             (303) 628-9525
                           ------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                               May 1, 2002
                            ----------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsection 240.13d-1(e), 240.13f-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Subsection 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 378939 30 0


1    Name of Reporting Person:                         Michael A. Kast

     SS or IRS Identification No. of Above Person:

2.   Check the Appropriate Box if a Member of a Group: (a)
                                                       (b)

3.   SEC Use Only

     4. Source of Funds:                               PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization              US

Number of Shares Beneficially Owned by each Reporting Person with
     7.  Sole Voting Power                             433,198
     8   Shared Voting Power                               -0-
     9.  Sole Dispositive Power                        433,198
     10. Shared Dispositive Power                          -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                              433,198

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                  N/A

13.  Percent of Class Represented by Amount in Row (9):           6.5%

14.  Type of Reporting Person:                                    IN

CUSIP NO. 378939 30 0

Item 1.   Security and Issuer.
------    -------------------

     The title of the class of equity securities of Global Water
Technologies, Inc. (the "Company") to which this statement relates is the Company's Common Stock. The address of the principal executive office of the Company is 1767 Denver West Boulevard, Golden, Colorado 80401.

Item 2.   Identity and Background.
------    -----------------------

     This statement is being filed by Michael A. Kast (the "Reporting Person"), who's address is 1767 Denver West Boulevard, Golden, Colorado 80401. The Reporting Person is a Director of the Company.

     The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

     The Reporting Person acquired the shares of the Company's Common Stock on September 25, 1997, pursuant to an Agreement and Plan of Reorganization whereby the Company acquired all of the issued and outstanding common shares of Psychrometric Systems, Inc. in exchange for the issuance of shares of the Company's Common Stock and Series A non-voting preferred stock.

Item 4.   Purpose of Transaction.
------    ----------------------

     The Reporting Person acquired the shares of the Company's Common Stock for investment purposes. From time to time, the Reporting Person may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by him. At this time, the Reporting Person does not have any plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     As of June 1, 2002, the Reporting Person beneficially owned 433,198 shares of Common Stock, or 6.5% of the Company's issued and outstanding shares of Common Stock.

     During the 60 days prior to June 1, 2002, the Reporting Person effected the following transactions in the Company's Common Stock:

     Date of       Type of       Number        Price Per         How Transaction
   Transaction   Transaction    of Shares        Share             Was Effected
   -----------   -----------    ---------        -----             ------------
     4-19-02        Sale          2,000          $2.34           Open market sale
     4-19-02        Sale          4,000          $2.40           Open market sale
     4-19-02        Sale          1,000          $2.32           Open market sale
     5-01-02        Sale          1,000          $1.96           Open market sale
     5-01-02        Sale          2,000          $1.99           Open market sale
     5-01-02        Sale          2,000          $1.98           Open market sale
     5-01-02        Sale         10,000          $1.95           Open market sale
     5-02-02        Sale         10,000          $1.95           Open market sale
     5-07-02        Sale            830          $1.94           Open market sale

     No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
------    -------------------------------------------------------------
          Respect to the Issuer.
          ---------------------

          None.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          None.


                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 4, 2002             /s/ MICHAEL A. KAST
                                 -----------------------------------
                                     Michael A. Kast